Securities and Exchange Commission
Washington, D.C. 20549

02035855

FORM 6-K

PE
5-1-02

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The
Securities Exchange Act of 1934

For the month of May 2002

Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A. de C.V.

(Translation of Registrant's name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

GRUPO RADIO CENTRO

Press Release

IR Contacts:

In Mexico:
Pedro Beltrán / Alfredo Azpeitia,
Grupo Radio Centro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57 28-49-11

In New York:
Maria Barona
Blanca Hirani
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

RC Listed NYSE

For Immediate Release

May 16, 2002

Grupo Radio Centro Responds to Drop in Price of ADRs on New York Stock Exchange

Mexico, D.F. May 16, 2002. - Grupo Radio Centro, S.A. de C.V. (BMV: RCENTRO CPO; NYSE:RC) (the "Company"), at the request of the New York Stock Exchange, responded to the significant decrease in the price of its American Depositary Receipts ("ADRs") today. The Company announced that it knows of no cause for the decrease in the price of its ADRs.

Additionally, the Company reported that, at its most recent shareholders' meeting on April 30, 2002, the shareholders did not approve the payment of a dividend in respect of the fiscal year ended December 31, 2001.

On May 9, 2002, the Company announced that it had received notice of a demand for arbitration from José Elías Gutiérrez Vivó with respect to the long-term contract entered into between the Company and Mr. Vivó in 1998 under which Mr. Vivó acts as the principal anchor for the Company's news program, *Monitor*. Although the Company has not been provided with the terms of the demand for arbitration, the Company will respond appropriately once it has had an opportunity to review them.

****

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 12 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organización Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A. de C.V.
(Registrant)

Date: May 20, 2002

By: ______________________
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer